

Mail Stop 4561

September 9, 2009

Matthew J. Hammer
President and Chief Executive Officer
Vivid Learning Systems, Inc.
5728 Bedford Street
Pasco, Washington 99301

Re: **Vivid Learning Systems Inc.**
　　　　Schedule 13E-3
　　　　File No. 005-83074
　　　　Filed August 7, 2009

　　　　Schedule 13D
　　　　Filed by Robert L. Ferguson on August 31, 2007
　　　　File 005-83074

　　　　Schedule 13D
　　　　Filed by William N. Lampson on August 16, 2007
　　　　File 005-83074

Dear Mr. Hammer:

　　　　We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us the legal basis for your determination that you are not required to seek shareholder approval in connection with the reverse/forward stock split transaction. Specifically, please set forth your analysis of relevant state law and charter provisions that permit actions such as these which appear to trigger dissenters' rights under the Washington Business Corporation Act, to be taken solely by approval of the board and without shareholder approval. We may have further comment.

2. Refer to our previous comment. We note disclosure on page 22 in which you state that the "[]the Reverse/Forward Stock Split has been approved by the requisite number of shareholders…." This disclosure appears to be inconsistent with your disclosure on page 9 that shareholder approval is not needed and was not obtained. Please revise or advise. We may have further comment.

3. Please advise us as to what consideration you gave to including Messrs. Ferguson and Lampson, as filing persons on the Schedule 13E-3 because they may be affiliates engaged in the going-private transaction. Please revise your disclosure to include these parties or tell us why you believe that they should not be considered filing persons. Refer to Compliance and Disclosure Interpretation 201.05 under Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available on our website at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements. Please ensure that each filing person added in response to this comment executes the signature page or tell us why it has been omitted. In addition, please identify the names of the filing persons on the facing page of the Schedule 13E-3.

4. Please note that each report, opinion, consultation, proposal or presentation, whether written or oral, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, under Item 9 of Schedule 13E-3. Accordingly, each Item 9 report must be summarized in considerable detail in the information statement and any written materials must be filed as exhibits to the Schedule 13E-3. We note, for example, your statement that the board "considered, among other things, the determination of the fair market value per pre-split share of $0.60 as of March 31, 2009, by an independent valuation consultant." Please revise your disclosure to describe the information provided and file the materials as an exhibit to the Schedule 13E-3.

5. Please revise your disclosure such that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a Special Factors section in the front of the disclosure document. Refer to Rule 13e-3(e)(1)(ii). Also, please note

that although there is a reference on page 12 to a section captioned Special
Factors – Background of the Reverse/Forward Stock Split, there does not appear
to be a section so captioned. Please revise accordingly.

Item 1. Summary Term Sheet, page 2

6. Please consider revising the format of the summary term sheet to include discrete
subtopics for each of the areas addressed by the bulleted items. For instance, we
note that several bullet points address a single topic such as the procedures for
effecting the reverse/forward stock split. Other discrete topics might include such
material matters as the consideration to be received, the purpose of the
transaction, the impact of the transaction on the company and the board
determination regarding the fairness of the transaction.

7. Your disclosure indicated that amendments to the charter were to be filed on or
after August 27, 2009 and would become effective upon filing with the Secretary
of State. Please provide updated disclosure regarding the "effective time" and
highlight such information to enable shareholders who are to be cashed out to
appropriately notify their brokers if necessary. We may have further comment.

8. In the Form 8-K filed by the Company on August 26, 2009, the disclosure
references a record date for purposes of receiving the information statement and a
distinct "payment date" which appears to be a separate record date for purposes of
being entitled to a cash payment at the Effective Time. Please advise us of the
purpose and legal basis for this distinction. We may have further comment.

9. We note your reference to the board's determination as to the fairness of the
transaction on pages 2 and 3. Clarify whether you are addressing procedural or
substantive fairness in each of the bullet points. Alternatively, avoid duplicative
disclosure and revise to disclose in one bullet point the board's determination as
to both procedural and substantive fairness of the transaction.

Item 4. Terms of the Transaction, page 8

10. Please disclose how the board will make a determination, in its discretion, to
abandon the reverse/forward stock split before the proposed effective date.
Disclose, for example, the factors upon which the decision would be based, and
how the board would provide notice to shareholders.

11. Include a brief statement as to the accounting treatment of the reverse/forward
stock split, or explain why such disclosure is not material in the context of this
transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Appraisal Rights, page 10

12. To avoid confusion, please consider relocating the discussion, which currently begins on page 10, under subparagraph (b) of this section, also titled "Appraisal Rights" on page 11 since both of these subsections appear under "Terms of the Transaction."

Holders as of Effective Time Net Effect After Reverse/Forward Stock Split, page 9

13. Please revise to clarify the approximate length of time between the effective date of the reverse/forward stock split and the date on which shareholders who are cashed out will receive their cash payments for fractional shares. Please also clarify whether shareholders will receive interest on the cash payments from the effective date of the reverse/forward stock split and the rate of interest, if any.

14. Please remove the statement at the end of the second paragraph indicating that the summary is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the Washington Business Corporation Act. This phrase appears inconsistent with your obligation to provide a summary of the appraisal rights in the document that is materially complete.

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 12

Transactions, page 12

15. Please revise to disclose in the Schedule 13E-3 the related transactions, if any, between the company and any affiliates that are not natural persons where the aggregate value of the transaction is more than one percent of your consolidated revenues for the relevant periods described in Item 1005(a)(1) of Regulation M-A.

16. We refer you to Item 5 of Schedule 13e-3 and corresponding Item 1005 of Regulation M-A. Please provide information regarding all discussions, meetings, negotiations, and contacts among board members, management and third parties, if any, that occurred in the period leading up to the decision to engage in the reverse/forward stock split. Please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact.

Item 6. Purposes of the Transaction and Plans and Proposals, page 12

17. Please disclose in detail how the board determined the reverse/forward stock split ratio. Please describe the deliberative process. Disclose, for example, whether the board considered using alternative ratios that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you

> may seek to terminate your Exchange Act reporting obligations. Disclose
> whether the board considered a range of per share prices and how it determined
> the final per share cash out price based on current and/or historical trading prices,
> book value, results of operations and projected future results. See Item 1013(b) of
> Regulation M-A.

18. Please revise to indicate why you seek to undertake the going private transaction
    at this time as opposed to other times in the company's operating history. Refer
    to Item 1013(c) of Regulation M-A.

Item 7. Purposes, Alternatives, Reasons and Effects, page 15

Potential Disadvantages of the Reverse/Forward Stock Split to Shareholders; Accretion in
Ownership and Control of Certain Shareholders, page 16

19. Your statement that the board determined that the reverse/forward stock split
    "overall will benefit" shareholders "because of, among other reasons, the liquidity
    provided to them" is conclusory. Please revise to state that the board considered
    the liquidity provided by the transaction to be among the advantages or benefits to
    shareholders. In addition, please specifically disclose, in quantified terms to the
    extent possible, any other benefits of the going-private transaction that were
    considered by the board.

Federal Income Tax Consequences of the Reverse/Forward Stock Split, page 17

20. Shareholders are entitled to rely on the discussion in this section. Your disclosure
    should discuss all material federal income tax consequences of the
    reverse/forward stock split transaction. Please remove disclosure indicating that
    the summary does not "purport to be a complete analysis of all the potential tax
    considerations…." See Item 1013(d) of Regulation M-A.

Item 8. Fairness of the Transaction, page 21

Fairness, page 21

21. You state that the board believes the transaction is "substantively fair" to
    unaffiliated shareholders. As done on page 22, please clarify here, if true, that the
    board also believes that the going-private transaction is "procedurally" fair to
    unaffiliated security holders, whether cashed-out or continuing shareholders.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 23

22. We refer you to comment 4 above and your disclosure of an independent
    valuation consultant's determination of the per share price of $0.60. Please revise

to include disclosure of the information required by Item 1015(a)-(c) of Regulation M-A with respect to the valuation report.

23. Disclose all of the financial forecasts that management and/or the board provided to the valuation consultant or any projections that the consultant developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

24. You state that the board determined that "certain additional factors" supported the fairness determination by the board. Revise to identify all such factors if material to the board's determination of fairness. See Item 1014(b) of Regulation M-A.

Procedural Fairness to All Shareholders, page 22

25. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for stockholders in assessing the transaction and the company's fairness determination. See Exchange Act Release 17719 (April 13, 1981). Specifically, what consideration was given by the Board of Directors to net book value, liquidation value or going concern value? Please revise.

Incorporation of Certain Documents by Reference, page 34

26. Securities Act Section 27A(b)(1)(E) and Exchange Act Section 21E(b)(1)(E) expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Your reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Delete all references to the Litigation Reform Act, as it relates to your disclosure in the document, and include a statement that forward-looking statements made in any documents incorporated by reference or otherwise made in relation to the going-private transaction are not protected under the safe harbors of the Reform Act.

Available Information, page 34

27. You advise your shareholders that they may inspect and copy the documents you file with the Commission at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. Please be advised that we are now located at 100 F Street, N.E., Washington, D.C. 20549.

Item 13. Financial Statements, page 25

28. Please include updated financial statements through the quarter ended June 30, 2009. Further, please ensure that you include all of the information required by Item 1010 (a) and (b) of Regulation M-A, including the ratio of earnings to fixed charges and updated financial information regarding the book value per share as of June 30, 2009.

Schedule 13D filed by Mr. Ferguson
Schedule 13D filed by Mr. Lampson

29. We note that directors Ferguson and Lampson beneficially own approximately 18.8% and 13.2% of the company's outstanding shares, respectively. Since their initial filings in 2007, no amendments to either of their Schedules 13D have been filed. Further, it does not appear that any amendments were filed to disclose their respective intentions with regard to the company going private. Refer to Item 4 of Schedule 13D and Exchange Act Rule 13d-2(a). Please supplementally advise us as to why no amendments were made. We may have further comment.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions or concerns, please contact Ryan Houseal, Staff Attorney, at 202-551-3105. In his absence, please contact the undersigned at 202-551-3457 or Melissa Duru, Special Counsel, at 202-551-3757 in the Office of Mergers and Acquisitions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (206) 623-3384
        Thomas A. Sterken, Esq.
        Keller Rohrback L.L.P.